Filed by Univar Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nexeo Solutions, Inc.

(Commission File No. 001-36477)

Registration Statement on Form S-4: 333-228154

The following is an excerpt from a communication by David Jukes, Univar Inc.’s President and Chief Executive Officer, sent to certain employees of Univar on February 19, 2019.

As we continue planning for the launch of Univar Solutions, we have reached another milestone and have identified the next level leadership group that will come into effect the day we close the transaction. These leaders will make up a new Global Leadership Team that will work to position us for long-term growth as they drive innovation, unify processes, and enhance the customer experience. I am delighted to announce that this team is comprised of the following:

LATAM Region

Jorge Buckup—President

•	Henrique Bavoso, Business Director Local Chemical Distribution Brazil

•	Fernando Macedo, General Director Mexico

•	Max Martinez, Director Supply Chain Operations

•	Rodrigo Santiago, Director Sales Force Effectiveness

•	Cristina Santos, Director Services Brazil

•	Edson Zicari, Business Director Focused Industries Brazil

•	Dual Reporting:

○	Renani Gomes, HR Director dual reporting to Kim Dickens

○	Gracio Matheus, Finance Director dual reporting to Carl Lukach

Jeff Carr—Senior Vice President and General Counsel

•	Sabine Duyfjes, Associate General Counsel

•	Phil Hockaday, VP Global EH&S

•	Bill McCormick, Associate General Counsel

•	Noelle Perkins, Deputy General Counsel/Assistant Secretary

Kim Dickens—Senior Vice President and Chief Human Resources Officer

•	Tom Agler, VP HR Integration (Assigned to IMO)

•	Shawn Duster, Senior Director HR Technology & Analysis

•	Dwayne Roark, Senior Director Executive Communications

•	Dual Reporting:

○	Sharon Beardmore, VP HR EMEA and APAC dual reporting to Nick Powell

○	Renani Gomes, Director HR LATAM dual reporting to Jorge Buckup

○	Becky Tinkham, VP HR USA dual reporting to Mark Fisher

○	Cheryl Winter, VP HR Canada dual reporting to Mike Hildebrand

USA Region

Mark Fisher—President

•	Ronan Culligan, SVP Local Chemical Distribution

•	Joey Gullion, VP Focused Industries

•	Brian Jurcak, VP Product Management

•	James Molica, VP Corporate Accounts

•	Stephen Molica, VP Services

•	Ryan Nicol, VP Supply Chain Operations

•	Joe Serna, VP Bulk Chemical Distribution

•	Patrick Wallior, Senior Director EH&S

•	Sam Wegman, VP Sales Force Effectiveness

•	Dual Reporting:

○	Kelly O’Hanlon, VP Finance dual reporting to Carl Lukach

○	Becky Tinkham, VP HR dual reporting to Kim Dickens

Effective last Friday, George Fuller and Gerald Briand retired from Univar. I’d like to take this opportunity to thank them both for their immeasurable contributions to our industry and our company.

Ian Gresham—Vice President and Chief Digital Officer

•	Scott Madison, Senior Director Advanced Analytics

•	Steve Martinez, Senior Director Digital Solutions

Brian Herington—Senior Vice President and Chief Commercial Officer

•	Tracy Diel, VP Commercial Communications

•	Rick Hoener, Business Director ChemPoint

•	Mary Sinay, Director Strategic Pricing

•	Dual Reporting:

○	Paul Otterstrom, Director Financial Analysis dual reporting to Paul Bryant, VP Global Decision Support & Finance EMEA

Canada Region

Mike Hildebrand—President

•	Neil Douglas, VP Agriculture

•	Peter Gupta, VP Commercial

•	Chris Halberg, VP Local Chemical Distribution

•	Adam Iasenzaniro, VP Focused Industries

•	Karl Kisner, VP Marketing

•	Barry McGee, VP Resource Industries

•	Tracy McEuen, VP Environmental Sciences Americas

•	Willy St. Cyr, VP Integration Management (Assigned to IMO)

•	Jeff Thomas, VP Corporate Accounts

•	Sukhjit Varaich, Director EH&S

•	Dual Reporting:

○	Joel Kallner, VP Finance dual reporting to Carl Lukach

○	Cheryl Winter, VP HR dual reporting to Kim Dickens

Carl Lukach—Executive Vice President and Chief Financial Officer

•	Kerri Howard, VP Treasurer

•	Pat Jerding, Chief Information Officer

•	Mac Martin, VP Integration (Assigned to IMO)

•	Conan Wiersema, VP Internal Audit

•	Dual Reporting:

○	Paul Bryant, VP Global Decision Support and Finance EMEA dual reporting to Nick Powell

○	Joel Kallner, VP Finance Canada dual reporting to Mike Hildebrand

○	Gracio Matheus, Director Finance LATAM dual reporting to Jorge Buckup

○	Kelly O’Hanlon, VP Finance USA dual reporting to Mark Fisher

Jen McIntyre—Senior Vice President and Chief Integration Officer

•	Alejandro Gusis, VP Indirect Procurement & Real Estate

•	Michael Lach, Director Global Supply Chain

•	Jack Spicuzza, Senior Director Environmental & Product Compliance

•	Dual Reporting:

○	Steve Richard, Chief Transformation Officer dual reporting to David Jukes

EMEA and APAC Region

Nick Powell—President

•	David Burgess, Director Sales Force Effectiveness

•	Nigel Hayes, VP Local Chemical Distribution

•	Myron Li, General Manager China and Southeast Asia

•	Matthew Ottaway, VP Focused Industries

•	Folkert Tjebbes, VP Supply Chain Operations

•	Dual Reporting:

○	Sharon Beardmore, VP Human Resources dual reporting to Kim Dickens

○	Paul Bryant, VP Finance and Global Decision Support dual reporting to Carl Lukach

The team will be working to finalize the next level of leadership by early April although some roles will be announced earlier. I am highly confident in this team’s ability to take the company successfully through this next stage of our transformation and know that working together, we have the opportunity to create something truly special, where the best people, doing superb work, will create outstanding results. In the meantime, stay safe and keep up the good work.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 codified in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. Some forward-looking statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “would” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this communication and include statements regarding, among other things, the expected timetable for closing of the proposed transaction between Univar Inc. (“Univar”) and Nexeo Solutions, Inc. (“Nexeo”), the expected benefits and synergies of the proposed transaction and the operating results, performance and capital structure of the combined company. Forward-looking statements are based on Univar’s and Nexeo’s current expectations and beliefs concerning future developments and their potential effect on Univar, Nexeo and the combined company. While Univar and Nexeo believe that forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Univar, Nexeo and the combined company will be those anticipated. A number of important factors, risks and uncertainties could cause actual results to differ materially from those contained in or implied by the forward-looking statements, many of which are beyond Univar’s or Nexeo’s control. Factors, risks and uncertainties that could cause actual results to differ from those reflected in forward-looking statements include: changes in general economic, business and political conditions, including changes in the financial markets; the ability to satisfy the conditions to closing of the proposed transaction on the expected timing or at all and other risks related to the completion of the proposed transaction; the ability to obtain required shareholder and regulatory approvals for the proposed transaction on the expected timing or at all; the ability to complete the proposed transaction on the expected terms and timing or at all; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction and combined company may not be achieved in a timely manner or at all; results of the strategic review of Nexeo’s plastics distribution business in connection with the consummation of the proposed transaction and the outcome and impact of a resulting strategic transaction, if any; the ability to successfully integrate Nexeo’s business with Univar following the closing; the risk that Univar and Nexeo will be unable to retain and hire key personnel; the risk that disruption from the proposed transaction may adversely affect Univar’s and Nexeo’s business and their respective relationships with customers, suppliers, distributors or employees; and other risks detailed in the risk factors discussed in “Item 1.A. Risk Factors” in each of Univar’s and Nexeo’s most recent Annual Reports on Form 10-K, as updated by any Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and future filings with the SEC. Unless otherwise indicated or the context otherwise requires, comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions, divestitures or other potential strategic transactions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Neither Univar nor Nexeo undertake any obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a joint proxy and consent solicitation statement/prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction between Univar and Nexeo, Univar has filed a registration statement on Form S-4, that contains a preliminary joint proxy and consent solicitation statement/prospectus and a proxy statement for Univar and consent solicitation statement for Nexeo (the “joint proxy and consent solicitation statement/prospectus”). The registration statement became effective on January 29, 2019. INVESTORS AND SECURITY HOLDERS OF UNIVAR AND NEXEO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy and consent solicitation statement/prospectus was sent to the shareholders of Univar and Nexeo on or about January 29, 2019. Investors and security holders are able to obtain copies of the joint proxy and consent solicitation statement/prospectus as well as other filings containing information about Univar and Nexeo, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Univar are available free of charge within the investor relations section of Univar’s website at www.univar.com. Copies of the documents filed with the SEC by Nexeo are available free of charge within the investor relations section of Nexeo’s website at www.nexeosolutions.com.

Participants in the Solicitation

Univar, Nexeo and each of their directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Univar’s shareholders and consents from Nexeo’s shareholders in respect of the proposed transaction between Univar and Nexeo. Information regarding Univar’s directors and executive officers is contained in Univar’s proxy statement for its 2018 annual meeting, which was filed with the SEC on March 20, 2018. Information regarding Nexeo’s directors and executive officers is contained in Nexeo’s proxy statement for its 2018 annual meeting, which was filed with the SEC on December 14, 2017. Investors and security holders may obtain additional information regarding the interests of such participants by reading the definitive joint proxy and consent solicitation statement/prospectus, which may be obtained as described in the paragraphs above.